UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pattern Energy Group Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

70338P 100

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Renewables LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,108,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,108,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,108,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 26.0%(1)

12	Type of Reporting Person PN

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Renewables GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 16,108,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 16,108,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,108,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 26.0%(1)

12	Type of Reporting Person OO

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Development Finance Company LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,854,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,854,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,854,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 9.5%(1)

12	Type of Reporting Person OO

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Energy Group LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 21,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 21,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 35.5%(1)

12	Type of Reporting Person PN

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Energy GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 21,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 21,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 35.5%(1)

12	Type of Reporting Person OO

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Energy Group Holdings LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 21,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 21,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 35.5%(1)

12	Type of Reporting Person PN

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

CUSIP No. 70338P 100

1	Name of Reporting Person: Pattern Energy Group Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 21,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 21,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 35.5%(1)

12	Type of Reporting Person OO

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

CUSIP No. 70338P 100

1	Name of Reporting Person: R/C Wind II LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 21,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 21,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 35.5%(1)

12	Type of Reporting Person PN

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

CUSIP No. 70338P 100

1	Name of Reporting Person: Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 21,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 21,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 35.5%(1)

12	Type of Reporting Person OO

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

CUSIP No. 70338P 100

1	Name of Reporting Person: R/C Renewable Energy GP II, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 21,962,546

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 21,962,546

9	Aggregate Amount Beneficially Owned by Each Reporting Person 21,962,546

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 35.5%(1)

12	Type of Reporting Person OO

(1)         The number of shares outstanding includes 15,407,808 Class A shares that an equal number of Class B shares will be converted into on December 31, 2014, as well as 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

Item 1.         Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to shares of Class A common stock, par value $0.01 (the “Class A shares”) of Pattern Energy Group Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at Pier 1, Bay 3, San Francisco, California 94111.

Item 2.         Identity and Background

(a), (f) This Schedule 13D is being filed jointly by (i) Pattern Renewables LP, a Delaware limited liability company (“Pattern Renewables”), (ii) Pattern Renewables GP LLC, a Delaware limited liability company (“Pattern Renewables GP”), (iii) Pattern Development Finance Company LLC, a Delaware limited liability company (“Pattern Finco”), (iv) Pattern Energy Group LP, a Delaware limited partnership (“PEG LP”), (v), Pattern Energy GP LLC, a Delaware limited liability company (“Pattern Energy GP”), (vi) Pattern Energy Group Holdings LP, a Delaware limited partnership (“PEG Holdings”), (vii) Pattern Energy Group Holdings GP LLC, a Delaware limited liability company (“PEG Holdings GP”), (viii) R/C Wind II LP, a Delaware limited partnership (“R/C Wind II”), (ix) Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., a Delaware limited liability company (“R/C Renewable Energy Grant GP”), (x) R/C Renewable Energy GP II, L.L.C., a Delaware limited liability company (“R/C Renewable Energy GP II”). The entities filing this Schedule 13D are collectively referred to herein as the “Reporting Persons.”

(b) The address of the principal office of each of Pattern Renewables, Pattern Renewables GP, Pattern Finco, PEG LP, PEG LP Holdings and PEG LP Holdings GP is Pier 1, Bay 3, San Francisco, CA 94111. The address of the principal office of each of the other Reporting Persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

(c) Information with respect to the executive officers and directors of each of the Reporting Persons, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated in this Schedule 13D by reference.

Pattern Renewables is an entity formed for purpose of holding renewable energy assets. Pattern Renewables GP was formed to be the general partner of Pattern Renewables Pattern Finco was formed to facilitate financing for PEG LP.  PEG LP was formed to develop renewable power projects.  Pattern Energy GP was formed to be the general partner of PEG LP.  PEG Holdings was formed to be the owner of Pattern Energy GP and the limited partner of PEG LP.  PEG Holdings GP was formed to be the general partner of PEG LP Holdings.  R/C Wind II was formed to manage PEG LP Holdings GP.  R/C Renewable Energy Grant GP and R/C Renewable Energy GP II were formed to invest in renewable energy projects.

(d)-(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any executive officer or director of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

The Class A Shares reported herein as beneficially owned by the Reporting Persons were obtained by Pattern Renewables LP pursuant to a recapitalization immediately prior to the Issuer’s initial public offering (the “IPO”).  The Class A Shares reported herein include 15,407,808 Class A Shares that an equal number of shares of Class B common stock, par value $0.01 (“Class B Shares”) will convert into on December 31, 2014.  The Class B Shares were issued to Pattern Renewables in connection with the Issuer’s IPO.

Item 4.         Purpose of Transaction.

The acquisitions of Common Units by the Reporting Persons were undertaken for investment purposes.

(a) The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Class A Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

(b)-(j) The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.         Interest in Securities of the Issuer

(a)-(b) The percent of class provided for each Reporting Person below is based on a total of 61,938,684 Class A Shares outstanding, including:  (i) 15,407,808 Class A shares beneficially owned by the Reporting Persons that an equal number of Class B shares will be converted into on December 31, 2014, as well as (ii) 46,530,876 Class A Shares outstanding as of October 27, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 filed with the Commission on October 31, 2014.

1.              Pattern Renewables LP

A.            Amount beneficially owned:  16,108,546

B.            Percent of class:  26.0%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  16,108,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  16,108,546

2.              Pattern Renewables GP LLC

A.            Amount beneficially owned:  16,108,546

B.            Percent of class:  26.0%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  16,108,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  16,108,546

3.              Pattern Development Finance Company LLC

A.            Amount beneficially owned:  5,854,000

B.            Percent of class:  9.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  5,854,000

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  5,854,000

4.              Pattern Energy Group LP

A.            Amount beneficially owned:  21,962,546

B.            Percent of class:  35.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  21,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  21,962,546

5.              Pattern Energy GP LLC

A.            Amount beneficially owned:  21,962,546

B.            Percent of class:  35.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  21,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  21,962,546

6.              Pattern Energy Group Holdings LP

A.            Amount beneficially owned:  21,962,546

B.            Percent of class:  35.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  21,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  21,962,546

7.              Pattern Energy Group Holdings GP LLC

A.            Amount beneficially owned:  21,962,546

B.            Percent of class:  35.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  21,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  21,962,546

8.              R/C Wind II LP

A.            Amount beneficially owned:  21,962,546

B.            Percent of class:  35.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  21,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  21,962,546

9.              Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.

A.            Amount beneficially owned:  21,962,546

B.            Percent of class:  35.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  21,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  21,962,546

10.       R/C Renewable Energy GP II, L.L.C.

A.            Amount beneficially owned:  21,962,546

B.            Percent of class:  35.5%

C.            Number of units as to which the person has:

i.                  Sole power to vote or to direct the vote:  0

ii.               Shared power to vote or to direct the vote:  21,962,546

iii.            Sole power to dispose or to direct the disposition of:  0

iv.           Shared power to dispose or to direct the disposition of:  21,962,546

R/C Renewable Energy GP II is the managing member of R/C Renewable Energy Grant GP, which is the general partner of R/C Wind II, which is the managing member of PEG Holdings GP, which is the general partner of PEG Holdings, which is the managing member of Pattern Energy GP, which is the general partner of PEG LP, which is the sole member of Pattern Renewables GP, which is the general partner of Pattern Renewables. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by Pattern Renewables PEG LP is the sole member of Pattern Finco.  As a result, R/C Renewable Energy GP II, R/C Renewable Energy Grant GP, R/C Wind II, PEG Holdings GP, PEG Holdings, Pattern Energy GP and PEG LP may be deemed to share beneficial ownership of the shares held by Pattern Finco. R/C Renewable Energy GP II is managed by an eight-person investment committee. Pierre F. Lapeyre, Jr., David M. Leuschen, Ralph C. Alexander, The Lord Browne of Madingley, Michael B. Hoffman, Stephen J. Schaefer, Daniel A. D’Aniello and Edward J. Mathias, as the members of the investment committee of R/C Renewable Energy GP II, may be deemed to share beneficial ownership of the shares beneficially owned by Pattern Renewables. Such individuals expressly disclaim any such beneficial ownership.

(c)  Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the Issuer’s IPO, PEG LP entered into a Registration Rights Agreement with the Issuer. All of the Class A Shares issued to Pattern Renewables, as well as Class A shares held by Pattern Renewables upon the conversion of the Class B shares, are subject to the Registration Rights Agreement. From April 2, 2014, which is six months following completion of the Issuer’s IPO, Pattern Renewables and permitted transferees are entitled to require the Issuer to register all such Class A Shares for public sale under the U.S. Securities Act, and/or qualify such Class A Shares for distribution under Canadian securities laws, subject to certain exceptions, limitations and conditions precedent.

Shareholder Approval Rights Agreement

PEG LP entered into a shareholder approval rights agreement with the Issuer concurrently with the completion of the Issuer’s IPO. Pursuant to the Shareholder Agreement, for so long as PEG LP beneficially owns at least 33 1/3% of the Issuer’s shares, PEG LP’s consent will be necessary for the Issuer to take certain material corporate actions, including: (i) the Issuer’s consolidation with or merger into an unaffiliated entity; (ii) certain acquisitions of stock or assets of a third-party; (iii) the Issuer’s adoption of a plan of liquidation, dissolution or winding up; (iv) certain dispositions of the Issuer’s or its subsidiaries’ assets; (v) the incurrence of indebtedness in excess of a specified amount; (vi) a change in the size of the Issuer’s board of directors (subject to certain exceptions); and (vii) issuing equity securities with preferential rights to the Class A shares.

Item 7.         Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement.

99.2

Registration Rights Agreement between the Pattern Energy Group Inc. and Pattern Energy Group LP, dated as of October 2, 2013 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated September 26, 2013).

99.3

Shareholder Approval Rights Agreement between the Pattern Energy Group Inc. and Pattern Energy Group LP, dated as of October 2, 2013 (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K dated September 26, 2013.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 11, 2014

PATTERN RENEWABLES LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN RENEWABLES GP LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN DEVELOPMENT FINANCE COMPANY LLC

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GROUP LP

By:	/s/ Dyann S. Blaine
Name:	Dyann S. Blaine
Title:	Vice President

PATTERN ENERGY GP LLC

By:	/s/ Daniel M. Elkort
Name:	Daniel M. Elkort
Title:	Vice President

PATTERN ENERGY GROUP HOLDINGS LP

By:	/s/ Daniel M. Elkort
Name:	Daniel M. Elkort
Title:	Vice President

[Signature Page — Schedule 13D]

PATTERN ENERGY GROUP HOLDINGS GP LLC

By R/C Wind II LP, its managing member

By Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner

By R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

R/C WIND II LP

By Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner

By R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY GRANT GP, L.L.C.

By R/C Renewable Energy GP II, L.L.C., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

R/C RENEWABLE ENERGY GP II, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

[Signature Page — Schedule 13D]

Schedule A

The name and business address of each of the executive officers and directors of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer and directors of the Reporting Persons also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or the Reporting Persons).

R/C Renewable Energy GP II, L.L.C.

Investment Committee Members

Name	Present Principal Occupation or Employment	Business Address	Citizenship
David M. Leuschen	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Pierre F. Lapeyre, Jr.	Founder and Senior Managing Director of Riverstone Holdings LLC	(1)	United States
Lord John Browne of Madingley	Partner of Riverstone Holdings LLC	(1)	United Kingdom
Michael B. Hoffman	Partner of Riverstone Holdings LLC	(1)	United States
Stephen J. Schaefer	Partner of Riverstone Holdings LLC	(1)	United States
Ralph C. Alexander	Managing Director of Riverstone Holdings LLC	(1)	United States
Daniel A. D’Aniello	Managing Director of The Carlyle Group	(2)	United States
Edward J. Mathias	Managing Director of The Carlyle Group	(2)	United States

(1)                   c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(2)                   c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 200 South, Washington, D.C. 20004.

Pattern Energy Group Holdings LP

Directors

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Stephen J. Schaefer	Partner of Riverstone Holdings LLC	(1)	United States
Elizabeth K. Weymouth	Partner of Riverstone Holdings LLC	(1)	United States
Christopher B. Hunt	Managing Director of Riverstone Holdings LLC	(1)	United States
Alfredo Marti	Managing Director of Riverstone Holdings LLC	(1)	United States
Michael M. Garland	President and Chief Executive Officer of Pattern Energy Group Inc.	(2)	United States
Hunter Armistead	Executive Vice President, Business Development of Pattern Energy Group Inc.	(2)	United States

(1)                   c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York 10019.

(2)                   c/o Pattern Energy Group Inc., Pier 1, Bay 3, San Francisco, California 94111.

Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Michael M. Garland	President and Chief Executive Officer of Pattern Energy Group Inc.	(1)	United States
Eric Lillybeck	Senior Vice President, Fiscal and Administrative Services of Pattern Energy Group Inc.	(1)	United States

Alex D. Bennett	Secretary and Staff Counsel of Pattern Energy Group LP	(2)	United States
Hunter Armistead	Executive Vice President, Business Development of Pattern Energy Group Inc.	(1)	United States
John Calaway	Director of Wind Development of Pattern Energy Group LP	(3)	United States
Daniel M. Elkort	Executive Vice President and General Counsel of Pattern Energy Group Inc.	(1)	United States
David Parquet	Director of Solar, Transmission & Fossil Development of Pattern Energy Group LP	(2)	United States

(1)                   c/o Pattern Energy Group Inc., Pier 1, Bay 3, San Francisco, California 94111.

(2)                   c/o Pattern Energy Group LP, Pier 1, Bay 3, San Francisco, California 94111.

(3)                   c/o Pattern Energy Group LP, 1600 Smith Street, Suite 4025, Houston, Texas 77002.

Pattern Energy GP LLC

Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Michael M. Garland	President and Chief Executive Officer of Pattern Energy Group Inc.	(1)	United States
Eric Lillybeck	Senior Vice President, Fiscal and Administrative Services of Pattern Energy Group Inc.	(1)	United States
Alex D. Bennett	Secretary and Staff Counsel of Pattern Energy Group LP	(2)	United States
Hunter Armistead	Executive Vice President, Business Development of Pattern Energy Group Inc.	(1)	United States
John Calaway	Director of Wind Development of Pattern Energy Group LP	(3)	United States
Daniel M. Elkort	Executive Vice President and General Counsel of Pattern Energy Group Inc.	(1)	United States
David Parquet	Director of Solar, Transmission & Fossil Development of Pattern Energy Group LP	(2)	United States

(1)                   c/o Pattern Energy Group Inc., Pier 1, Bay 3, San Francisco, California 94111.

(2)                   c/o Pattern Energy Group LP, Pier 1, Bay 3, San Francisco, California 94111.

(3)                   c/o Pattern Energy Group LP, 1600 Smith Street, Suite 4025, Houston, Texas 77002.

Pattern Energy Group LP

Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Michael M. Garland	President and Chief Executive Officer of Pattern Energy Group Inc.	(1)	United States
Eric Lillybeck	Senior Vice President, Fiscal and Administrative Services of Pattern Energy Group Inc.	(1)	United States
Alex D. Bennett	Secretary and Staff Counsel of Pattern Energy Group LP	(2)	United States
Hunter Armistead	Executive Vice President, Business Development of Pattern Energy Group Inc.	(1)	United States
Dyann Blaine	Vice President and Secretary of Pattern Energy Group Inc.	(1)	United States

John Calaway	Director of Wind Development of Pattern Energy Group LP	(3)	United States
Daniel M. Elkort	Executive Vice President and General Counsel of Pattern Energy Group Inc.	(1)	United States
David Parquet	Director of Solar, Transmission & Fossil Development of Pattern Energy Group LP	(2)	United States

(1)                   c/o Pattern Energy Group Inc., Pier 1, Bay 3, San Francisco, California 94111.

(2)                   c/o Pattern Energy Group LP, Pier 1, Bay 3, San Francisco, California 94111.

(3)                   c/o Pattern Energy Group LP, 1600 Smith Street, Suite 4025, Houston, Texas 77002.

Pattern Development Finance Company LLC

Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Michael M. Garland	President and Chief Executive Officer of Pattern Energy Group Inc.	(1)	United States
Eric Lillybeck	Senior Vice President, Fiscal and Administrative Services of Pattern Energy Group Inc.	(1)	United States
Alex D. Bennett	Secretary and Staff Counsel of Pattern Energy Group LP	(2)	United States
Hunter Armistead	Executive Vice President, Business Development of Pattern Energy Group Inc.	(1)	United States
Dyann Blaine	Vice President and Secretary of Pattern Energy Group Inc.	(1)	United States
John Calaway	Director of Wind Development of Pattern Energy Group LP	(3)	United States
Daniel M. Elkort	Executive Vice President and General Counsel of Pattern Energy Group Inc.	(1)	United States
David Parquet	Director of Solar, Transmission & Fossil Development of Pattern Energy Group LP	(2)	United States

(1)                   c/o Pattern Energy Group Inc., Pier 1, Bay 3, San Francisco, California 94111.

(2)                   c/o Pattern Energy Group LP, Pier 1, Bay 3, San Francisco, California 94111.

(3)                   c/o Pattern Energy Group LP, 1600 Smith Street, Suite 4025, Houston, Texas 77002.

Pattern Renewables GP LLC

Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Michael M. Garland	President and Chief Executive Officer of Pattern Energy Group Inc.	(1)	United States
Eric Lillybeck	Senior Vice President, Fiscal and Administrative Services of Pattern Energy Group Inc.	(1)	United States
Alex D. Bennett	Secretary and Staff Counsel of Pattern Energy Group LP	(2)	United States
Hunter Armistead	Executive Vice President, Business Development of Pattern Energy Group Inc.	(1)	United States
Dyann Blaine	Vice President and Secretary of Pattern Energy Group Inc.	(1)	United States
John Calaway	Director of Wind Development of Pattern Energy Group LP	(3)	United States

Daniel M. Elkort	Executive Vice President and General Counsel of Pattern Energy Group Inc.	(1)	United States
David Parquet	Director of Solar, Transmission & Fossil Development of Pattern Energy Group LP	(2)	United States
Andrew Murray	Transaction Counsel of Pattern Energy Group LP	(2)	United States
Blake Rasmussen	Transaction Counsel of Pattern Energy Group LP	(3)	United States
Jeremy Rosenshine	Transaction Counsel of Pattern Energy Group LP	(4)	United States
Amy Smolen	Transaction Counsel of Pattern Energy Group LP	(2)	United States

(1)                   c/o Pattern Energy Group Inc., Pier 1, Bay 3, San Francisco, California 94111.

(2)                   c/o Pattern Energy Group LP, Pier 1, Bay 3, San Francisco, California 94111.

(3)                   c/o Pattern Energy Group LP, 1600 Smith Street, Suite 4025, Houston, Texas 77002.

(4)                   c/o Pattern Energy Group LP, 500 Fifth Avenue, 55th Floor, New York, New York 10110.

Pattern Renewables LP

Officers

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Michael M. Garland	President and Chief Executive Officer of Pattern Energy Group Inc.	(1)	United States
Eric Lillybeck	Senior Vice President, Fiscal and Administrative Services of Pattern Energy Group Inc.	(1)	United States
Alex D. Bennett	Secretary and Staff Counsel of Pattern Energy Group LP	(2)	United States
Hunter Armistead	Executive Vice President, Business Development of Pattern Energy Group Inc.	(1)	United States
Dyann Blaine	Vice President and Secretary of Pattern Energy Group Inc.	(1)	United States
John Calaway	Director of Wind Development of Pattern Energy Group LP	(3)	United States
Daniel M. Elkort	Executive Vice President and General Counsel of Pattern Energy Group Inc.	(1)	United States
David Parquet	Director of Solar, Transmission & Fossil Development of Pattern Energy Group LP	(2)	United States
Andrew Murray	Transaction Counsel of Pattern Energy Group LP	(2)	United States
Blake Rasmussen	Transaction Counsel of Pattern Energy Group LP	(3)	United States
Jeremy Rosenshine	Transaction Counsel of Pattern Energy Group LP	(4)	United States
Amy Smolen	Transaction Counsel of Pattern Energy Group LP	(2)	United States

(1)                   c/o Pattern Energy Group Inc., Pier 1, Bay 3, San Francisco, California 94111.

(2)                   c/o Pattern Energy Group LP, Pier 1, Bay 3, San Francisco, California 94111.

(3)                   c/o Pattern Energy Group LP, 1600 Smith Street, Suite 4025, Houston, Texas 77002.

(4)                   c/o Pattern Energy Group LP, 500 Fifth Avenue, 55th Floor, New York, New York 10110.